Exhibit 99.2

NUVEI CORPORATION
BY-LAW NO. 2022-1 – GENERAL BY-LAW

1.	INTERPRETATION

1.1	Definitions.

For the purposes of this By-law, unless otherwise provided:

“Act” means the Canada Business Corporations Act, R.S.C. (1985) ch. C-44, as well as any amendment which may be made thereto, and any act which may be substituted therefor.

“Board” means the Board of Directors of the Corporation.

“Corporation” means Nuvei Corporation or its successor.

All terms used in this By-law and which are defined in the Act and not otherwise defined herein shall have the meanings given to such terms in the Act.

1.2	Conflict with the Articles.

In the event of conflict between the provisions of this By-law and those of the Articles, the latter shall prevail.

2.	BUSINESS OF THE CORPORATION

2.1	Registered Office.

The registered office of the Corporation is situated in the Province specified in the Articles, at such address as the Board may determine.

2.2	Corporate Seal.

The Corporation may, but need not, adopt one or more corporate seals which shall be such as the Board may approve by resolution from time to time.

2.3	Financial Year.

The financial year of the Corporation shall end on such date in each year as shall be determined from time to time by the Board.

3.	SHAREHOLDERS

3.1	Annual Meeting.

The annual meeting of the shareholders of the Corporation shall be held on such date each year and at such time as may be fixed by the Board in accordance with the Act.

3.2	Special Meetings.

Special meetings of the shareholders may be called at any time as determined by the Board and shall be called by the Board when required by one or more shareholders holding no less than 5% of the outstanding voting shares in accordance with the Act.

3.3	Place of Meetings.

Meetings of the shareholders shall be held at the registered office of the Corporation or at any other place in Canada that may be fixed by the Board. Meetings of the shareholders may also be held at a place outside Canada specified in the Articles.

3.4	Notice of Meetings.

Notice of each meeting of the shareholders shall be sent to the shareholders entitled to vote thereat, the directors and the auditor not less than 10 days (or 21 days if the Corporation is a distributing corporation) and not more than 60 days prior to the date fixed for the meeting. If such notice is delivered personally or mailed, it shall be directed to the last address of the intended recipient as shown in the records of the Corporation or its agent. The signature to any notice of meeting may be written, stamped, typewritten, printed or otherwise mechanically reproduced thereon.

The irregularity in the notice of meeting or the delivery thereof, including the accidental omission of giving it or the non-reception by a shareholder, a director or the auditor, does not affect the validity of the procedures at the meeting.

In the case of joint shareholders, the notice of meeting and any document pertaining to the meeting may be sent to whichever of such persons is named first in the securities register of the Corporation. Any notice and documents so given shall be sufficient for all of them.

A certificate of the Secretary or of any other duly authorized officer of the Corporation in office at the time of the making of the certificate shall be conclusive evidence of the sending or delivery of a notice of meeting.

3.5	Meeting Chairperson and Secretary.

The Chair of the Board, or such other person as may from time to time be appointed for that purpose by the Board, shall preside at meetings of shareholders. The Secretary, or such other person as may be appointed for that purpose by the chairperson of the meeting, shall act as secretary of the meeting.

3.6	Quorum.

Two or more persons present in person or represented by proxy and holding not less than 25% of the aggregate number of votes attached to all the voting shares for such meeting shall constitute a quorum at an annual or special meeting of the shareholders, regardless of the actual number of persons actually present.

3.7	Proxy.

Shareholders may be represented and vote by proxy. A proxyholder need not be a shareholder of the Corporation and may serve as proxyholder for several shareholders.

3.8	Participation by Telephone or Electronic Means.

Any person entitled to attend a meeting of shareholders may participate in the meeting using means permitting all participants to communicate adequately with each other, if the Corporation makes available such a communication facility, in particular, telephonic or electronic means. A person participating in a meeting by such means is deemed to be present at the meeting. The Board may determine that the meeting shall be held entirely by means permitting all participants to communicate adequately with each other, in particular, by telephonic or electronic means.

3.9	Voting.

Unless a ballot is ordered or requested, the vote shall be taken by a show of hands. In such case, the shareholders or their proxyholders shall vote by raising their hands, and the number of votes shall be calculated in accordance with the number of raised hands.

If the chairperson so orders or a shareholder or proxyholder entitled to vote so requests, the vote shall be taken by ballot. A request for a vote by ballot may be made at any time during the meeting, even after the holding of a vote by a show of hands, and such a request may also be withdrawn. Whether or not a vote by a show of hands has previously been taken on the same matter, the result of a ballot shall be deemed to represent the resolution of the meeting in respect thereof.

The Corporation may allow the shareholders and their proxyholders to vote by means of a telephonic, electronic or other communication facility it makes available for that purpose and in accordance with the explanation and instructions it provides them, inasmuch as this facility complies with the requirements contained in the Act.

In the case of joint shareholders and if more than one of such persons is present at any meeting, in person or by proxy, that one of the said persons so present whose name stands first in the securities register of the Corporation in respect of such shares shall alone be entitled to vote in respect thereof.

3.10	Procedure at Meetings.

The chairperson of any meeting of shareholders shall preside over its deliberations and ensure its orderly conduct. The chairperson has all powers necessary to ensure that the meeting is able to effectively conduct the business for which it was called. To this end, the chairperson shall determine and conduct the procedure in all respects, and his or her decisions, including those pertaining to the validity or invalidity of proxies, shall be conclusive and binding. Everyone attending the meeting, whether or not a shareholder, must comply with the instructions of the chairperson.

Unless a ballot is requested, a declaration by the chairperson that a resolution has been carried or defeated, with or without qualification of unanimity, by a particular majority, and an entry to this effect in the minutes of the meeting shall be conclusive evidence of the fact.

At all times during the meeting, the chairperson may, of his own initiative, suspend the meeting for a specified amount of time. He may also adjourn the meeting for a valid reason such as a disturbance or confusion rendering the harmonious and orderly conduct of the meeting impossible.

3.11	Scrutineers.

The chairperson at any meeting of shareholders may appoint scrutineers (who may but need not be directors, officers, employees, or shareholders of the Corporation), who shall act in accordance with the directives of the chairperson.

4.	BOARD OF DIRECTORS

4.1	Number.

The Corporation shall be managed by a Board composed of the fixed number of directors indicated in its Articles. If the Articles establish a minimum and a maximum number of directors, the Board shall be composed of the fixed number of directors established by resolution passed by the Board or, failing this, selected by the shareholders within such limits.

4.2	Board Meetings.

Meetings of the Board may be called by or by order of the Chair of the Board, if any, the President or any two directors and may be held anywhere in or outside Canada.

4.3	Place of Meetings.

Meetings of the Board may be held anywhere in or outside Canada.

4.4	Notice of Meetings.

Notice of a meeting shall be sent to the directors no less than two days prior to the date fixed for the meeting. Every year, immediately after the annual meeting of the shareholders, a meeting of the new directors present shall be held without further notice if they constitute a quorum, to elect or appoint the officers of the Corporation and consider, deal with and dispose of any other matter. Decisions made during the course of a meeting of the Board shall be valid notwithstanding any irregularity, thereafter discovered, in the calling of the meeting of the Board.

4.5	Meeting Chairperson and Secretary.

Meetings of the Board shall be chaired by the Chair of the Board, if any, or, failing him, by the Lead Director, if any, or, failing him, by the President if he is a director. The Secretary shall act as secretary of the meetings. The directors present at a meeting may nevertheless appoint any other person as chairperson or secretary of such meeting.

4.6	Quorum.

A majority of the directors in office shall constitute a quorum for a meeting of the Board. A quorum shall be present for the entire duration of the meeting.

4.7	Participation by Telephone or Electronic Means.

Directors may, if all are in agreement, participate in a Board meeting using means permitting all participants to communicate adequately with each other, in particular, by telephonic or electronic means. A director participating in the meeting by such means shall be deemed to have been present at that meeting. A telephonic or electronic vote is deemed to have been given by show of hands or by ballot, as the case may be.

4.8	Voting.

Each director shall be entitled to one vote and all matters shall be decided by the majority of the votes cast. The vote shall be taken by a show of hands unless the chairperson orders or a director requests a ballot, in which case the vote shall be taken by ballot. If the vote is taken by ballot, the secretary shall act as scrutineer and count the ballots. The fact of having voted by ballot shall not deprive a director of the right to express his dissidence in respect of the resolution concerned and to cause such dissidence to be entered. Voting by proxy shall not be permitted. The chairperson shall have no casting vote in the case of an equality of votes.

4.9	Procedure.

The chairperson ensures that the meeting is conducted smoothly and submits to the Board the motions on which a vote is to be taken and generally conducts the procedure thereat in all respects, in which regard his decision shall be final and binding on all the directors. At the request of the chairperson or any director, a director who has an interest in a contract with the Corporation and is prohibited by the Act to vote on the contract shall leave the meeting while the Board discusses and votes on the contract concerned.

4.10	Signed Resolution.

A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors, shall be as valid as if it had been passed at a meeting of directors. A copy of each signed resolution shall be kept with the minutes of the proceedings of the directors.

5.	COMMITTEES AND OFFICERS

5.1	Committees.

The Board may, by resolution, appoint any committee that it may deem fit. Subject to the provisions of the Act and except as otherwise provided by the Board, each such committee shall have the power to fix its quorum (which quorum shall consist of no less than a majority of its members) to appoint its own Chair and to determine its own procedures.

5.2	Officers.

The Board may, by resolution, appoint all officers it deems appropriate and, subject to the provisions of the Act, determine their powers, functions and duties. The same person may hold more than one office.

6.	INDEMNIFICATION

6.1	Indemnity.

Subject to the limitations provided by the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer, or a person acting in a similar capacity, of another entity, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal, administrative or investigative or other proceeding in which he or she is involved by reason of being or having been a director or officer of the Corporation or as a director or officer, or a person acting in a similar capacity, of such entity, if:

a)	he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, the entity; and

b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

6.2	Insurance.

The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.1 against such liability as the Board may from time to time determine, and as permitted by the Act.

6.3	Reimbursement and advance of costs.

Subject to a contract specifying and restraining this obligation, the Corporation shall reimburse the director, officer and any other agent for the reasonable and necessary costs paid by him or her during the execution of his duties. This reimbursement shall be done after the presentation of all relevant documents. Moreover, subject to the limitations provided by the Act, the Corporation shall, upon request, advance moneys to such individual for the costs, charges and expenses referred to in Section 6.1, and the individual must repay the moneys if he or she does not fulfil the conditions set out in Section 6.1.

7.	SHARE CAPITAL

7.1	Issue of Shares.

Subject to all provisions contained in the Articles or in a unanimous shareholders agreement limiting the allocation or issue of shares in the share capital of the Corporation, the directors may accept subscriptions for, allot, distribute, issue, in whole or in part, the unissued shares of the Corporation, grant options thereon or otherwise dispose thereof to any person, corporation, company, body corporate or other entity, upon the conditions and for the lawful consideration in compliance with the Articles and the Act which is determined by the directors, without any requirement to offer such unissued shares to persons who are already shareholders rateably to the shares held by them.

7.2	Securities Register.

A central securities register shall be maintained by the Corporation or its agent at the registered office or at any other place in Canada designated by the directors. The directors may from time to time provide that one or more branch securities registers shall be maintained at such places within Canada or elsewhere as may be designated by a resolution and may appoint one or more agents to maintain the same and to effect and record therein transfers of shares of the capital stock of the Corporation. Such an agent may be designated as transfer agent or registrar according to their functions and one person may be designated as both registrar and transfer agent.

7.3	Declarations.

For the purposes of administering the constrained securities provisions (as such term is defined in the Articles) set out in the Articles, (i) any person whom the Board knows, or has reasonable cause to believe to be interested (legally or beneficially) in the securities of the Corporation, (ii) any person seeking to have a transfer of a security registered in their name,

(iii) any person seeking to have a security issued or transferred to them, and (iv) any other person required by the Board, acting reasonably, to do so in order to administer the constrained securities provisions set out in the Articles, shall, if required by the Corporation to do so, furnish a declaration containing information with respect to:

(a)	whether the person owns, or is proposing to acquire or own, any securities;

(b)	whether the person is acting jointly or in concert with any other person;

(c)	the number and/or principal amount, as applicable, of any class or series of securities (including any securities, instruments or rights that may from time to time be convertible into, or exchangeable for, or which carry the right for the holder to purchase or otherwise acquire, securities) that the person, together with any person acting jointly or in concert with such person, owns (within the meaning of such term in the Articles), directly or indirectly;

and declaring and/or certifying any further facts as may be considered relevant by the Board.

A declaration shall be required in such other circumstances and at such times as the corporate secretary of the Corporation shall from time to time determine. The form of any declaration required pursuant hereto shall be approved by the corporate secretary of the Corporation from time to time and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act.

Where a person fails to furnish a declaration required pursuant to this By-law within the time specified therein, the Board may, in its sole and absolute discretion, (i)(a) refuse to recognize all ownership rights attributable to the securities of the Corporation held by such person, including the voting rights attached to such securities (whether directly or indirectly or through any proxy, trustee or nominee), (b) refuse to register a transfer of a security in their name, and/or (c) refuse to issue a security to them, until, in each case, that person has furnished the declaration and the Board is reasonably satisfied that no Triggering Event (as defined in the Articles) exists or is anticipated to occur, and (ii) deem a Triggering Event to have occurred, and take any or all of the actions set forth in section 1.4 of the Articles.

7.4	Share Certificates.

Subject to the Act and applicable laws, share certificates, if required, will be in the form that the Board approves from time to time or that the Corporation adopts.

7.5	Lost or Destroyed Certificates.

The Board may, upon conditions it shall establish, direct that one or more new certificates of shares may be issued to replace any certificate or certificates of shares theretofore issued by the Corporation that have been worn out, lost, stolen, or destroyed, and the Board, when authorizing the issuance of such new certificate or certificates, may, in its discretion, and as a condition precedent thereto, require the owner of the worn-out, lost, stolen or destroyed certificate or certificates or his legal representatives to give to the Corporation and/or its agent, a bond in such sum as it may direct, as indemnity against any claim that may be made against them for or in respect of the shares represented by such certificates alleged to have been worn out, lost, stolen or destroyed.

8.	DIVIDENDS AND OTHER PAYMENTS

8.1	Dividends.

The Board may, periodically and in compliance with the law, declare and pay dividends to the shareholders, in accordance with their respective rights.

8.2	Payment.

Any cash dividend or other payment to shareholders will be paid by cheque or by electronic means or by such other method as the directors may determine.

The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder’s last address as shown in the records of the Corporation or its agent, unless the holder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to whichever of such joint holders is named first in the securities register of the Corporation, unless such joint holders otherwise direct.

The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Corporation is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable.

In the event of non-receipt of any payment made as contemplated above by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount. The directors may determine, whether generally or in any particular case, the terms on which any re-payment may be made, including terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title.

To the extent permitted by law, any dividend or other payment that remains unclaimed after a period of six years from the date on which the dividend has been declared to be payable or the payment has been made is forfeited and will revert to the Corporation.

9.	BORROWING AND SECURITY

9.1	Borrowing Power.

(1) Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the Articles, the Board may from time to time on behalf of the Corporation, without authorization of the shareholders:

a)	borrow money upon the credit of the Corporation;

b)	issue, reissue, sell or pledge bonds, debentures, notes or other debt obligations or guarantees of the Corporation, whether secured or unsecured;

c)	give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person, or otherwise; and

d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including, without limitation, accounts, rights, powers, franchises and undertakings to secure any such bonds, debentures, notes or other debt obligations or guarantees or any other present or future indebtedness, liability or obligation of the Corporation.

(2) Nothing in Section 9.1 limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

9.2	Delegation.

Subject to the Act and the Articles, the Board may from time to time delegate to a committee of the Board, a Director or an officer of the Corporation or any other person as may be designated by the Board all or any of the powers conferred on the Board by Section 9.1 or by the Act to such extent and in such manner as the Board may determine at the time of such delegation

10.	REPRESENTATION

10.1	Judicial Proceedings.

Each of the President, the Secretary, any Vice-President and, with the authorization of the Board, any other officer, employee or person shall be authorized and empowered to answer for the Corporation to all writs, orders or examinations upon articulated facts issued by any court and to declare for and on behalf of the Corporation any answer to writs of attachment by way of garnishment in which the Corporation is garnishee and to sign all affidavits and sworn declarations in connection therewith or any and all judicial proceedings to which the Corporation is a party and to make demands for assignment of property or petition for winding-up or receivership orders upon any debtor of the Corporation and to attend and vote at all meetings of creditors of the Corporation’s debtors and grant proxies in connection therewith.

10.2	Representation at Meetings.

Each of the President, the Secretary, any Vice-President and, with the authorization of the Board, any other officer, employee or person shall be authorized and empowered to represent the Corporation and attend and vote at any and all meetings of shareholders or members of any entity in which the Corporation holds shares or is otherwise interested, and any action taken or vote cast by them at any such meeting shall be deemed to be the act or vote of the Corporation.

10.3	Signature of Documents.

Contracts, documents, written acts, including discharges and releases, requiring the signature of the Corporation may be validly executed by the President and hence be binding on the Corporation. The Board may also authorize and empower any other officer, employee or person to execute, alone or in conjunction with one or more other persons, and to deliver on behalf of the Corporation all contracts, documents and written acts, and such authorization may be given by resolution in general or specific terms.

10.4	Declarations in the Register.

Any director or officer having ceased to hold such office as a result of his or her resignation, removal or otherwise shall be authorized to sign on behalf of the Corporation and file with the Enterprise Registrar or similar authority an amending declaration to the effect that he has ceased to be a director or officer, as applicable, from 15 days after the date of such cessation, unless he or she receives proof that the Corporation has filed such a declaration.

11.	MISCELLANEOUS PROVISIONS

11.1	Repeal and Effective Date.

This By-law is effective as of June 1, 2022. As a result, the general by-law in force prior to the date of such resolution of the Board, that is, the “General By-Laws” adopted as of September 20, 2020, shall be repealed on the date of the resolution of the Board. This repeal shall not affect any past application of the general by- law, nor affect the validity of steps taken, resolutions adopted, or rights, privileges or obligations stemming from the general by-law prior to said repeal, nor of any contract entered into or commitment made under the former general by-law.